Mail Stop 4561
      May 23, 2006

John A. Stewart, Jr.
Chief Financial Officer
First Community Bank Corporation of America
9001 Belcher Road
Pinellas Park, Florida 33782

      Re:	First Community Bank Corporation of America
		Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-50357


Dear Mr. Stewart:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the year ended December 31, 2005

General

1. Please amend your Form 10-K in response to the following comments.

Item 8 - Financial Statements, page F-1

2. Please revise to include your selected quarterly financial data.
Refer to Item 8 of Form 10-K and Item 302 of Regulation S-K.

Item 9(a) - Controls and Procedures, page 33

3. We note that based upon your certifying officers` evaluation of your disclosure controls and procedures performed "within 90 days of the filing date of this report" they concluded that disclosure controls and procedures were "adequate." Please revise to disclose your certifying officers` conclusion on whether disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

4. We note that your certificates refer to the "small business issuer." As you are not filing under Regulation S-B, please revise as necessary for compliance with the exact wording required by Item
601(b)(31) of Regulation S-K .

* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney, Staff Accountant, at (202) 551-3427 or me at (202) 551-3449
if you have questions.

   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief

John A. Stewart, Jr.
First Community Bank Corporation of America
May 23, 2006
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